UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                      CHINA ENERGY SAVINGS TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                   766713-10-1
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                                 (CUSIP Number)

                         NEW SOLOMON CONSULTANTS LIMITED
                         Central Plaza, 18 Harbour Road
                             Suite 3203A, 32nd Floor
                                    Hong Kong
                                      China
                                 852-2588-1228
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          (Names, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 26, 2004
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 766713-10-1                                          PAGE 2 OF 5 PAGES
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1  Names of Reporting Persons
   IRS Identification Nos. of Above Persons

   NEW SOLOMON CONSULTANTS LIMITED
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2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) [ ] Not Applicable
   (b) [ ] Not Applicable

   Not Applicable
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3  SEC Use Only

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4  Source of Funds  OO
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5  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)

   Not Applicable
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6  Citizenship or Place of Organization     British Virgin Islands
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Number of Shares Beneficially Owned by Each Reporting Person With:

7  Sole Voting Power     6,900,000
   -----------------------------------------------------------------------------
8  Shared Voting Power     Not Applicable
   -----------------------------------------------------------------------------
9  Sole Dispositive Power     6,900,000
   -----------------------------------------------------------------------------
10 Shared Dispositive Power     Not Applicable
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11 Aggregate Amount Beneficially Owned by Each Reporting Person     6,900,000
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
   (See Instructions) [ ]

   Not Applicable
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13 Percent of Class Represented by Amount in Row (9)     55.9%
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14 Type of Reporting Person (See Instructions)     OO
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

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock ("Common Stock") of China Energy Savings Technology, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of China Energy Savings Technology, Inc. are located at Central Plaza, 18 Harbour Road, Suite 3203A, 32nd Floor, Hong Kong, China.


ITEM 2. IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

a.   Name:               New Solomon Consultants Limited
                         a British Virgin Islands International Business Company

     Principal Business: Investment

b.   Address:            Central Plaza
                         18 Harbour Road
                         Suite 3203A, 32nd Floor
                         Hong Kong, China

d. New Solomon Consultants Limited has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. New Solomon Consultants Limited was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

New Solomon Consultants Limited ("New Solomon") acquired 6,900,000 shares of Common Stock from Eurofaith Holdings, Inc., a British Virgin Islands company, upon conversion of a promissory note held by Eurofaith Holdings, Inc. on August 26, 2004. Such promissory note was issued by the Issuer in exchange for shares of Starway Management Ltd., a British Virgin Islands International Business Company. No part of the purchase price was represented by borrowed funds. This transaction was part of a transaction pursuant to which New Solomon acquired control of Issuer.


                               PAGE 3 OF 5 PAGES

ITEM 4. PURPOSE OF TRANSACTION.

New Solomon acquired the Common Stock for the purpose of acquiring control of Issuer. Except as discussed in this Item 4, as of the filing date, New Solomon has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although it may, in the future, in connection with its review of its investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that New Solomon will develop any plans or proposals with respect to any of the foregoing actions. Any alternatives which Best may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, New Solomon is considered the beneficial owner of a total of 6,900,000 shares of Issuer's Common Stock, representing approximately 55.9% of all issued and outstanding shares of Common Stock. New Solomon has sole voting power and sole power to dispose of the Common Stock. New Solomon has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by New Solomon.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

                               PAGE 4 OF 5 PAGES

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            October 20, 2004


                                            /s/ Chiu Chiu Wing
                                            ------------------------------------
                                            Name: Chiu Chiu Wing
                                            Title:  Sole Director
                                            New Solomon Consultants Limited



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